FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2004.

Total number of pages:4.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Nomura Announces Estimated Year-end Dividend for Fiscal Year 2003 ending March 31, 2004]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka
Senior Managing Director

Date:    March 19, 2004

Tokyo, March 19, 2004

Nomura Announces Estimated Year-end Dividend for Fiscal Year 2003 ending March 31, 2004

Nomura Holdings, Inc. (the “Company”) announces that the estimated year-end dividend per share payable to the Company’s recorded shareholders as of March 31, 2004, is as follows:

Fiscal Year 2003 (1 April 2003 - 31 March 2004)
Year-end Dividend (estimate)	Japanese Yen (JPY) 7.50 per share (ordinary dividend)
Payment Date	Early June

The Company’s Board of Directors shall determine the payment and the fixed amount of the year-end dividend to be paid.

(Reference information) Dividends for the last and current fiscal years

	Interim Dividend	Year-end Dividend		Annual Dividend
Fiscal Year 2002	—	J	PY15.00	J	PY15.00

	Interim Dividend	Year-end Dividend (estimate)	Annual Dividend (estimate)
Fiscal Year 2003	JPY7.50	JPY7.50	JPY15.00

Notes:-

(1)	A resolution passed at the 99th General Meeting of Shareholders on June 26, 2003, amended the Company’s Articles of Incorporation to introduce the interim dividend system pursuant to Article 293-5 of the Commercial Code of Japan.
(2)	All dividends are ordinary dividends.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.